June 14, 2010

VIA EDGAR AND FACSIMILE 703-813-6981

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Mary Beth Breslin, Senior Attorney

Re:	Baldor Electric Company
Form 10-K for the fiscal year ended January 2, 2010
Filed March 3, 2010
File No. 001-07284

Dear Ms. Breslin:

This correspondence is in response to your comment letter of May 28, 2010 related to Baldor Electric Company (File No. 1-7284). We have reviewed your comments and our responses to each of your comments are attached and are keyed to your comments. Our intent continues to be to provide adequate disclosures, comply with applicable disclosure requirements and provide shareholders a clear understanding of our operations and results. We also expressly note that, by responding to the staff’s comment or revising or agreeing to revise any disclosure in response to the staff’s comment, we are not hereby admitting or acknowledging any deficiency in our prior disclosures.

Additionally, we acknowledge that we are responsible for the adequate and accurate disclosures in our filings. We are also aware that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance.

Best Regards,

/s/ George E. Moschner
George E. Moschner
Chief Financial Officer and Secretary
Baldor Electric Company

Form 10-K for fiscal year January 2, 2010

Item 8, Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 27

1.	SEC Comment – “We refer to other accrued expenses of $55,090 as of January 2, 2010 and $110,006 as of January 3, 2009. Please tell us whether any items are in excess of five percent of total current liabilities and if so, where they are disclosed. Refer to Rule 5-02(19) of Regulation S-X.”

Company Response – The market value of an interest rate hedge instrument is in excess of five percent of total current liabilities and is included in other accrued expenses. The balances were $22.0 million and $28.5 million as of January 2, 2010 and January 2, 2009, respectively, and are disclosed in Note C, Financial Derivatives (page 39). Also, a deferral of proceeds amounting to $30.7 million related to a real estate transaction was included in other accrued expenses as of January 3, 2009 and is disclosed in Note N, Sale of Property (page 53).

Consolidated Statements of Cash Flows, page 29

2.	SEC Comment – “We refer to your disclosure of bank overdraft financing activity. If significant to liquidity, please provide a discussion of your overdraft facility in future filings.”

Company Response – The Company’s overdraft facility is $10 million and we do not consider this to be material to overall liquidity. Accordingly, we have not disclosed the overdraft facility in our liquidity discussion. We do not anticipate the overdraft facility will be a significant portion of liquidity in the future.

Note A, Significant Accounting Policies, page 31

Property, Plant, and Equipment, page 32

3.	SEC Comment – “Please tell us about the nature of capitalized software and the basis for the 15 year life.”

Company Response – Capitalized software costs include the purchase price of SAP enterprise software originally acquired in 1997 and internally developed software integrated into the SAP ERP system. Internally developed software consists of programming integrated with SAP that allows for specific functionality related to our business and business processes. This internally developed functionality supports marketing, design, manufacturing and financial processes which provide us competitive advantages. All capitalized software is developed solely for internal use. Costs capitalized consist primarily of payroll and payroll-related costs for employees who are directly associated with and devote time to the application and development stages of the respective projects.

The Company amortizes the cost of acquired and internally developed software on a straight-line basis over the estimated useful life of the software. In determining the estimated useful life, management considers the nature of the functionality acquired or internally developed, the business processes associated with the functionality, the transferability of the software to other operating systems, management’s expectations of potential future changes in processes and systems, and other relevant factors.

SAP provides the Company with software updates in consideration for the Company paying annual maintenance agreement fees to SAP. The Company expenses the maintenance fees as incurred. We have utilized SAP for approximately 13 years and expect to utilize the software in the future.

Our core business processes are mature and are not expected to change significantly in the future. Accordingly, internally developed software functionality is expected to be utilized in the future across our business. To date, none of the internally developed software functionality has become obsolete or been replaced by new functionality.

Revenue Recognition, page 35

4.	SEC Comment – “We see that approximately half your domestic sales are generated through distributors. Please tell us about the principal provisions of sales to distributors, including any significant differences from sales arrangements with non-distributor customers. In that regard, please tell us about any price protection arrangements and rights of return or exchange and the impact of these matters on the timing of revenue recognition.”

Company Response – The Company’s policy for revenue recognition is generally consistent between distributor and non-distributor customers. Title passes to the customer when the product is shipped and the associated revenue is recorded at that time. We do not have significant rights of return and exchange and price protection arrangements. Historically, amounts credited to customers under these arrangements have amounted to less than 0.5% of sales. Reserves for future estimated credits are recorded at the time of sale.

Note E, Income Taxes, page 40

5.	SEC Comment – “In future filings please disclose the domestic and foreign components of pre-tax accounting income. Refer to Rule 4-08(h) of Regulation S-X.”

Company Response – Disclosure of domestic and foreign components of pre-tax accounting income is included in Note M, Foreign Operations (page 52).

6.	SEC Comment – “We see that in 2009 you recorded income taxes on a taxable distribution from a foreign subsidiary. In light of the distribution in 2009, please tell us the basis for your conclusion that the remainder of the undistributed earnings of foreign subsidiaries has been permanently reinvested as of your 2009 year end.”

Company Response – In early 2009, we restructured certain of our Canadian subsidiaries to facilitate operating efficiency and synergy from recent acquisitions completed in 2007 (Reliance Electric Company, ULC) and 2008 (Poulies Maska, Inc). The restructuring was a tax-free reorganization for both U.S. and Canadian income tax purposes. In connection with the restructuring, we made a one-time distribution of accumulated excess cash. The distribution exceeded the previously undistributed earnings of the Canadian subsidiaries and resulted in additional U.S. tax of approximately $3.0 million. The Company intends to indefinitely reinvest future earnings of the Canadian subsidiaries to facilitate the Company’s growth strategy.

In addition, the Company’s assertion that the undistributed earnings of the remaining foreign subsidiaries are indefinitely reinvested has not changed. The undistributed earnings are needed for future growth and liquidity in their respective markets. Therefore, the entire $52.5 million of undistributed foreign earnings at January 2, 2010, is indefinitely reinvested.

7.	SEC Comment – “In the last paragraph (page 43), please tell us why the disclosure about years open to examination by taxing authorities does not address foreign tax jurisdictions.”

Company Response – We will expand disclosure in future filings to include years open to examination by taxing authorities in the Company’s major non-U.S. tax jurisdictions.

Note G, Long-term Obligations page 43

8.	SEC Comment – “In the table, in future filings please clarify the reference labeling the second item as “hedged”. Disclosure elsewhere in your filing suggests that cash flow hedge accounting was discontinued in 2009.”

Company Response – In future filings, we will revise the table to remove the label “hedged”.

9.	SEC Comment – “Please tell us how you measured the fair value of the senior secured term loan as of the modification date. Also, tell us how your disclosures consider the guidance applicable to non-recurring fair value measurements from FASB ASC 820-10-50-5. Further, please also tell us how you determined that extinguishment accounting was appropriate under FASB ASC 470-50-40.”

Company Response – Fair value of the senior secured term loan as of the modification date was determined based on broker quotes for trades of the term loan (level 2 input) executed immediately subsequent to the effective date of the amendment. We have disclosed the methods and assumptions used to determine fair value of the term loan in Note O, Fair Value Measurements (page 54).

In determining proper accounting for the debt amendment, we calculated the present value of future cash flows under the modified agreement and compared those to the calculated present value of future cash flows immediately prior to the amendment. The change in present value of cash flows, resulting from the amendment, was greater than 10%. Accordingly, we concluded the amendment of the term loan resulted in a substantial modification and should be accounted for as an extinguishment of debt, pursuant to FASB ASC 470-50-40.

Note O, Fair Value Measurement, page 53

10.	SEC Comment – “In future filings please clarify the nature of the “other quoted prices” cited as the basis for the fair value disclosure for the variable rate term loan.”

Company Response – In future filings, we will clarify the nature of the “other quoted prices” cited as the basis for the fair value disclosure for the variable rate term loan.

Item 10 Directors, Executive Officers and Corporate Governance, page 59

11.	SEC Comment – “We refer to the definitive proxy statement that you have incorporated by reference to your Form 10-K. We note from your disclosure on pages 5 and 36 of your proxy that the corporate governance committee considers gender and ethnic diversity in seeking directors. In future filings, please expand your disclosure to describe more specifically how the committee considers diversity in identifying nominees for director. Also, please tell us whether the committee has a policy with regard to consideration of diversity in identifying director nominees; if so, please describe in your response and expand future filings to describe how this policy is implemented and how the committee assesses the effectiveness of the policy.”

Company Response – The Company undertakes to expand disclosure in future filings to describe more specifically how its Corporate Governance Committee considers diversity in identifying nominees for director. The Company’s Corporate Governance Committee does not have a formal policy with regard to consideration of diversity in identifying director nominees.

12.	SEC Comment – “We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.”

Company Response – In evaluating whether any disclosure was necessary in response to Regulation S-K Item 402(s), the Company reviewed its compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse affect on the Company. After consultation with counsel, the initial assessment was overseen by the Company’s Vice President – Human Resources and undertaken by other members of the Company’s human resources department. The Company determined that the Company’s human resources department members were the most appropriate persons to make such an assessment due to their knowledge of the development and operations of the Company’s compensation policies and practices. Where appropriate, input was provided by the Company’s accounting and financial staff.

After the assessment was completed, the Vice President – Human Resources reviewed and discussed the findings with the Chairman of the Company’s Compensation Committee. The entire Compensation Committee was then provided with the new disclosure rules and the findings.

In reaching the conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, the following factors were considered:

•	the Company’s compensation plan does not focus entirely on the Company’s financial results, and highlights the personal and group contributions to Company productivity improvement;

•	equity compensation awarded consisted of stock options having vesting periods to ensure long term alignment of management and shareholders’ interests;

•	for officers and key managers, the Company has minimum equity ownership requirements to ensure long term alignment of management and shareholders’ interests;

•	the Company’s compensation policies and practices are uniform for all officers and key managers, so all employee incentives are aligned;

•	the mix of compensation among base salary, non-equity incentive plan compensation and long-term incentive compensation does not encourage excessive risk taking;

•	the Company does not have any employment agreements with its employees, allowing it to annually assess, review and change its compensation policies; and

•

the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that do not encourage excessive risk taking, like management and technical skills, team building, integrity and communication skills.

13.	SEC Comment – “We note your disclosure on page 32 of the definitive proxy statement that you have incorporated by reference to your Form 10-K that one of your directors is a partner at a law firm that provides you with legal counsel. Please tell us why you have not disclosed the details of transactions arising from this relationship as required by Item 404(a) of Regulation S-K. Please cite any authority upon which you rely.”

Company Response – In future SEC filings, the Company will revise its disclosure under Item 13 of Form 10-K to disclose the details of the services provided by the law firm of which a Company director is a partner. The below example is provided to illustrate how the revised disclosure will read.

Richard E. Jaudes, a member of the Board of Directors of the Company, is a partner at Thompson Coburn LLP, a law firm that provides legal services to the Company. The costs to the Company for these services in fiscal year 2010 were approximately $[            ].